Exhibit 99.8
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
January 12, 2012
CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

Ashok Vemuri
Member of the Board, Head of Americas and Global Head - Financial Services & Insurance

BG Srinivas
Member of the Board, Head of Europe and Global Head - Manufacturing.

Chandrashekar Kakal
Global Head - Business IT Services, Member – Executive Council

Basab Pradhan
Head of Global Sales, Marketing and Alliances, Member - Executive Council

INTERVIEWER

Udayan Mukherjee
CNBC

Sonia Shenoy
CNBC

Udayan Mukherjee

Thank you for joining in. Shibu, the investors are a bit disappointed that you chose to give a flat dollar guidance for the fourth quarter. Why did you do that?

S.D. Shibulal

Let me give you some color on Q3 before I answer that question. I think in Q3 we have done well. We have grown 3.4% in reported currency and 4.4% in constant currency. The operating margins went up by 3% from last quarter to this quarter. We have had good client additions. We added one of the largest number of clients this quarter; 49 new clients have been added and 6 of them in ‘Fortune 500’ which is a good client addition. The quality of revenue is very important to focus on. Our revenue productivity has gone up again this quarter by 0.8%. If you look at year-on-year our revenue productivity is up by 4%, which means even in a very tough environment, we are able to maintain the quality of revenue. In fact on a 9-month basis, our revenue productivity has gone up by 6%. We have been able to manage the revenue productivity and the quality of revenue in a pretty tough environment. Good deal wins in Q3 - 5 large deals, 2 of them above $500 mn including rebids. Most of the growth is happening in the areas of investment. Europe grew by 13.7% quarter-on-quarter. Life Sciences and Healthcare, both have grown above the company average, almost double-digit both of them, so area of investment. Overall, in a tough environment, I believe we have done well. Now, the environment is very uncertain. There is a Euro zone crisis. There is no definitive answer to the Euro zone crisis at this point. Client confidence is down. Budgets are getting closed. But the early indication is that it will be flat to marginally down and spending is going to be choppy. I think the spending is going to depend on the client confidence and the environment as we go along. In that situation we need to remain cautious and that is the reason we have given a flat guidance for Q4.

Udayan Mukherjee

The temptation for a lot of investors would be to now extrapolate the fourth quarter guidance into the new year, saying, okay, Infosys is saying ‘Fourth Quarter Cautious’ that means they will be cautious in April when they speak about FY13. Would it be a wrong assumption or a correlation to draw from what you said for the fourth quarter?

S.D. Shibulal

As we have always said, our guidance is as we see it at that point in time. There are a number of data points which has to come between now and April and they will come. Of course we will do our clients survey between now and April, the budgets will get closed, the spending pattern will emerge. All those factors will come into the guidance. And then in April we will give guidance as we see it at that point in time.

Udayan Mukherjee

Bala, we spoke in the middle of the quarter and you said that final Dollar number will be closer to the lower end of the band. When you speak about flat to negative budgets, what could it mean for Infosys in terms of Dollar revenue growth going forward factoring in some cross-currency kind of movement?

V. Balakrishnan

It could mean both positive and negative. Positive in the sense that when there is a too much of pressure in the system, where people look for efficiency, offshore is a big game. That is why we keep saying that budget is not important for us, the share of offshoring within the budget is the most critical data point for us. If you look at Europe, Europe is not a big outsourcer like US. The level of offshoring in Europe is still very low and that economy is going through much more troubled times than the US. The level of offshoring in Europe could increase. When we spoke about 2 large $500 mn deal we signed this quarter, both of them are from Europe. I think there are a lot of opportunities and in tough times, offshoring could increase. The challenge is how confident the clients are in spending the budget. Even if you have a budget, if clients do not spend because of environment, that is what creates the volatility. That is why we are cautious. What happened in Q3 is clients had the budget. When we initially gave the guidance, we were comfortable with that guidance because clients had the budget and we thought they will spend. But when the environment turns bad, they become very cautious on spending. That is why we said we will be closer to the lower end of the guidance, that is where we ended up. I think it will be both positive and negative. It is too early to comment on next year but if the environment remains stable probably we will grow better next year.

Sonia Shenoy

Good morning to both of you and congratulations on this quarter’s performance. Shibu, I wanted to ask you about the volume growth trends. The last time when we spoke, you indicated that this year would be a more balanced in terms of quarterly volume growth. This time because of seasonality, there is a bit of a blip but how do you see the trend in the next couple of quarters?

S.D. Shibulal

This quarter our volumes have grown by 3.1%. I think if you look at this year, there is a more correlation between volume and revenue growth and it is more evened out through the year. At the same time as I said we have been able to maintain or improve the quality of revenue and our revenue productivity end up. Next year for all practical purposes, at this point we expect pricing to be stable. Unless there is some totally unplanned event happens that happens, we pricing to be stable.

Sonia Shenoy

Bala, on the account of the margin performance, this time around how much of it has been courtesy pricing. I heard you mention there was a little bit of a bump up this time, how much of it has been courtesy pricing and how much of it has been courtesy the Rupee and what could we expect to see as a stable margin performance?

V. Balakrishnan

It is mainly Rupee. If you look at average Rupee rate as compared to Q2, in Q3 we have seen the Rupee depreciating by 11%. That means the operating margin benefit is around 4.4%. We had some increase in other costs, cross-currency impact and drop in utilization to an extent of 1.4%. Net-net we had a benefit of 3% on operating margin. For the Rupee, we assumed it at 52 for next quarter. We believe that currency will be volatile and the chance of it depreciating is higher. There are multiple reasons. A country running a trade deficit for a sustainable period of time cannot have an appreciating currency. It could appreciate in the short-term but in the long-term it has to depreciate. Number two, in a volatile global economic environment, India is seen as an emerging market risk. To that extent the inflows could be lower. Number three, India’s growth story still gets impacted because of the paralyzed political system we have today. If we put all that together, the chances of Rupee depreciating is higher. In fact, the regulator has taken some steps on the derivative front and opening up the debt market. That is getting some inflows. You are seeing some short-term appreciation but if you take a medium-term view Rupee, could depreciate further. Our hedging position today is around $847 mn. We normally hedge for 2 quarters. If you look at the whole industry, I think we have the better management of currency and the impact on the margin because of currency movement is very low.

Udayan Mukherjee

Shibu, coming on those factors that you guys both have been speaking about which is that budgets are not fully frozen yet and there is some deferment of spending happened even in the event where there are budgets in place. Do you see the Q4 picture being consistent with Q3 on that aspect in terms of deferment of spending and are there significant delays in freezing of budget that you expect going into the New Year?

S.D. Shibulal

Two points. If you look at where we were in the beginning of Q3 vs right now there is a marginal degradation. That is what is reflected in the middle of the quarter saying that we will be closer to the lower end. At this point in time we have given a guidance looking already considering that. That has already flown into our models. The guidance for Q4 is as we see it at this point in time and that is what we expect to. But at the same time we are very well prepared. If you look at the utilization, we are at 76% (IT services and consulting) which means we have enough talent in the system to take on an opportunity which comes along. We are very closely in touch with most of our clients. We expect the budgets to get closed latest by middle of Feb. It is already in progress. We are very closely associated with most of our large clients in the budget in process. We see that happening and we expect almost all of it to get closed by the middle of Feb. The early indicator as I said is flat or marginally down. At the same time, there is more interest in offshoring and working with us.

Udayan Mukherjee

Bala, in terms of utilization do you see yourself being able to take it up to 80% kind of level. Given what your thought is on that, do you think 31% plus EBIT margins are sustainable?

V. Balakrishnan

Utilization excluding trainees, we are comfortable somewhere between 76%-80%. At the peak we went to 81%, 82%, but that will be running the model too tight. We are comfortable somewhere within the band of 76-80%. I think on the margin front we are comfortable because as I said earlier our focus is on high quality growth. We are not in the commoditized business. It is very easy for us to pluck the low hanging fruits and grow faster. We are not in that business. We are focused on balancing the revenue growth and the margin. We are highly focused on margin. If you look at some of the indicators today, we added 49 new clients. In the last 9 months we added 120 clients. Last full year we added only 140 clients, so customer addition this year is very good. Non-top 25 clients are growing faster. Our attrition rate has come down from 17.5% in Q3 11 to 15.4% in Q3 12. We added more laterals. We signed 5 large deals; 2 of them being more than $500 mn. Our focus on platform, solutions and products is very high. Today, we have a TCV of close to $300 mn on platforms and solutions. We are focused on high quality growth. As long as we do that, I think we should be more comfortable on the margin front. The only volatility is the currency that we have to look at. But looking at the way Rupee is behaving, I think in the next few quarters at least the Rupee could be under pressure. We are comfortable on the margin.

Sonia Shenoy

That is something I think no one can predict at this point but coming to the point you made about pricing, in the context of market share, how much do you think things would change? Because we are hearing about aggressive price cuts being demanded, etc. Do you think that the dynamics will change a lot and there will be a lot of aggression in terms of pricing going forward?

V. Balakrishnan

That is nothing new to the industry. It is a very large industry. We are talking about India exporting $60 bn. Each player has its own strategy. Some of them go behind volumes, some of them go behind high quality growth. It is a very large space. We are not working in a very constrained space. Globally, IT spending maybe around $400 mn-$500 mn. We have to focus on right side of the market. Our strategy is more to do with Consulting, today 31% of our revenue comes from Consulting & System Integration. Our focus is more and more on non-linear growth, product growth and within the IT Services the quality of growth is good because most of it comes through the Consulting business. As long as you focus on the right side of the market, I think your ability to get better pricing is very high. You need to be profitable for you to make that investment and make the quality of growth much better. That is what we are doing.

Sonia Shenoy

The last time you have indicated that you are not seeing any project cancellations as yet. Does the same thing stand at this point as well?

V. Balakrishnan

There is no project cancellation. The velocity of business is getting impacted. The projects which were started were never cancelled but the new projects coming in are getting delayed or getting postponed. That is the challenge.

Udayan Mukherjee

Shibu, tell us a little bit more about this relative degradation that you spoke about between 3rd Quarter and 4th Quarter beginning. What exactly do you mean by there has been mild degradation and if you can just give us some color on whether it is to do with some specific geographies or specific verticals where a little bit of tightness is visible?

S.D. Shibulal

As Bala said we are not seeing project cancellations but we have seen delays in ramp ups. Actually there is a planned ramp up for many of the programs which are running and we are seeing some delays in ramp up, so clients slowing down the ramp up and that is why we said marginal degradation.

Udayan Mukherjee

Top clients?

S.D. Shibulal

No actually, it is broad based. It is not like any single client or any single set of clients. We also started experiencing delays in the decision making which we already talked about. We are continuing to see delays in decision making and very large programs are going through multiple levels of scrutiny which again delays the closure of the deals. Even when we had a very strong large deal closure in Q3, we closed 5 of them. That is what led us to say that there is a marginal degradation in the velocity of business.

Udayan Mukherjee

Sure. We were just talking to Moshe Katri of Cowen & Company who tracks your company for many years and the reference he made is that in such a sticky environment it may be worthwhile thinking like Cognizant who is more volume obsessed than margin obsessed like Infosys. What do you have to say about that?

S.D. Shibulal

See as Bala explained, I think one needs to run a profitable business. The quality of growth, the quality of the revenue is extremely important. You need high quality revenue. It is not only about revenue and margin, it is about the relevance and the business value which you deliver to the client. The revenue and margin is a reflection of how relevant you are to the client and what is the business value which you are delivering. You have to deliver higher and higher business value to the clients. You have to be more and more relevant to our clients. If you look at all the strategic directions which we are taking- Building Tomorrow's Enterprise, Infosys 3.0, drive-in more consulting and system integration business, creating non-linearity using products and platforms, it is all meant to increase our strategic partnership, increase relevance, increase business value. Once we are focused on this, the quality of revenue has to be good and that is what is reflected. When we say we are looking for quality of revenue, we are looking for stronger partnerships, we are looking for higher relevance, we are looking to deliver higher business value and it is all joined together.

Sonia Shenoy

Bala, we were talking about the geographies and the kind of pressures that we are seeing specifically because Europe is top of mind at this point. Is there any deceleration that you are seeing in terms of order flows from the Euro region?

V. Balakrishnan

We have not seen any deceleration. But definitely there is a cautiousness in the system that is reflected in the velocity of business coming down. We have not seen any project cancellations in Europe also. Europe is a big mess. It is going to take a longer time. What we saw in 2008 was a sudden deceleration in the environment and a sudden uptick. It happened very fast because the US can fix the political system very quickly. Europe is going to be a lingering concern. It is also take a long time, so the recovery is going to take longer. We are living in a different world today. But as I said earlier, the level of offshoring in Europe is still very low. There is an opportunity for offshore players like us. I think next year, if there is no catastrophe, Europe does not breakup, I think Euope should be good for us.

Udayan Mukherjee

Shibu, typically going in sluggish environments, what is your experience between January to March in the period when budget gets frozen up. Do you see clients actually giving you more clarity as you wait through this period or it is actually a bit of a sluggish mode where decisions are not made and you do not have a clear picture as you go into April?

S.D. Shibulal

See if you look at our business model, we have a very strong relationship with our clients. There are very senior level client partners in each of our large accounts. So we definitely start seeing early indicators by the time we are in April. We will get a good feel about how the clients are planning to spend budget, what are the areas of interest and how much of the discretionary spend is going to be spent. We will definitely have a much better idea by the time we are here in April.

Udayan Mukherjee

Last question, I know you spoke about the value proposition but do you lose any sleep at Infosys over the fact that Cognizant is snipping at your heels and may come very close to you in terms of overall Dollar revenues this year?

S.D. Shibulal

I think we should be focused on our strategies and our execution. As an organization, we have always executed on our strategies. If you look at the history, in the last 10 years we have taken the consulting and system integration revenue from 5% to 30%. We have grown European business. We have added hundreds of more clients. Even in a tough environment, we have been able to increase our revenue productivity by 5%. These are all based on the core strategies which we have. Today it is Building Tomorrow's Enterprise, Infosys 3.0, increase in relevance, increasing business value and strengthening the strategic partnerships. We continue to focus on those strategies. We believe that that is the way we can create a sustainable high quality revenue for the organization.

Udayan Mukherjee

We have got Ashok Vemuri, BG Srinivas, Basab Pradhan and Chandrashekar Kakal joining in to take us through the fine print of many of the geographies and verticals that they lead at the company. Gentlemen, good morning and Happy New Year to all of you.

Under 1% growth in North America, Ashok, is there any of the deferment of spending that Shibu spoke about earlier which was visible in this quarter?

Ashok Vemuri

Some of it yes. But if you look at the broad sector especially financial services or if you look at retail, we have shown actually significant amount of growth. I think the US market is going through its own set of yoyos, probably not as accentuated as in Europe but in spite of the good news that has come out of the economy which incidentally has taken them by surprise, we find that if people have held back and held back for good reasons, I think the release of that spend will happen in the next year. From our perspective we are very happy that the growth that we have seen in the North American market has come across all the strategies that we want to implement, whether it is optimizing business, integrated deliveries, through transformation business, launching of new productized applications. We have re-tuned our client facing group to be able to be more focused on single large clients. The traction that we have seen in clients that are below just the top 25, shows that the mining that we have done with all those clients is also becoming more effective. Where we sit right now, we are fairly comfortable that we are seeing the traction in some of our strategies. A quarter of 1% growth coming off a quarter of above 6% growth the previous quarter is really not something that bothers us. I am very satisfied with our performance.

Udayan Mukherjee

BG, constant currency Europe is up 16.8%. Did you fudge the numbers?

BG Srinivas

Actually we have done very well in the quarter. Not only the fact that we had a significant sequential growth quarter-on-quarter, we added 14 new clients in Europe. This is across sectors - Financial services, retail, manufacturing and pretty robust set of clients. While on the macro environment the environment is definitely challenging, the uncertainty continues, there are no easy fix. As Bala was mentioning it is in a bit of a bigger challenge, but if you look at our clients they are reasonably stable even at this point in time. While the investments and the budgets are cautious, early indicators of budgets (though we have not completed the survey) are showing it will be flat or marginally down. But our ability to penetrate and help clients on aspects where they are looking for growth, on aspects where they are looking for cost optimization and also on some of the new developments which are taking place including offerings on applications to do with mobility, applications to do with enabling organizations to move on to the cloud. These are some of the new areas where we are seeing growth and some of the large deals which we announced have happened in Europe which has again given us traction. The large transformation deal which we won in one of our manufacturing clients has seen significant ramp up during the quarter. These are some of the elements which has helped us grow. 14 new clients added is another hallmark. We have not added that many clients in a quarter. These are some of the reasons why we have been able to show growth in Europe.

Sonia Shenoy

Gentlemen, good morning to all of you. BG, I wanted to ask you about the vendors and what exactly they are doing in terms of price cut, if you are seeing anything at all because there is some talk in the market that vendors like BT are going in with some bit of a pressure on pricing. Are you facing that?

BG Srinivas

Overall, given the environment the pricing will definitely be under pressure. It depends on what partners like Infosys do to address that. Like I mentioned, when we talk about helping clients transform their business, the decisions made on such engagements are not on pricing. When we talk about creating platforms and building solutions, it is not necessarily led on prices. Yes, if you look at commodity outsourcing, that will come under price pressure no doubt and then the competitive pressure will increase. It depends on how to drive quality of growth and that is what we are seeing. If you look at Europe as a continent across sectors while pricing pressures continue, we have been able to hold on to prices. In transformational deals, in deals which are platform-led, we are able to get the premium. Also, our credibility of having delivered those kind of engagements in Europe gives us an extra impetus in terms of holding on to prices. Going forward again, as I said, while budgets do come under pressure, it depends on how you specifically engage and drive the quality of growth.

Sonia Shenoy

Chandrashekar, what about you, what kind of an outlook are you seeing in the IT services business and would you think that maybe going ahead companies like yourself would have to compromise a little bit by way of volume just in order to get that go ahead?

Chandrashekar Kakal

If you look at the client spending pattern, they continue to spend on optimizing their business, no doubt about it. While in difficult times, they may cut down on their discretionary spending, under non-discretionary spending they have to continue to optimize their businesses. Whether it is application development or maintenance or infrastructure management or validation services or business process outsourcing, clients continue to spend. What we are seeing in the market interestingly is that they are not buying these services in isolation now. These are now being looked as integrated services. We are happy that our strategy to combine some of these earlier services and then offer them in an integrated manner has started yielding results and started resonating very well with the clients’ demand. For example if you had a situation earlier where we are selling infrastructure management as a service and then testing as a service, today it is combining together and offering it as an infrastructure testing which is new. Clients are asking for more and more managed services where we have to take complete bottom-line on the end-to-end services rather than selling each one as a separate service. That is very interesting and then our strategy is very much in line with that. Clients are looking for people like us to take the entire bottom-line on delivering it rather than actually selling individual services. That is what is happening. To beat the pricing aspects, when we are innovating in the boundaries o in the intersection of the services, that does not become a big issue. If you are selling the traditional commoditized services only and not innovating, then it becomes a direct comparison and an issue. That is how we are attacking the issue.

Udayan Mukherjee

Basab, new deals do not seem to be or new orders do not seem to be a big problem but as Bala or Shibu was suggesting earlier, are you facing significant stickiness in ramp ups?

Basab Pradhan

I would say that if you look at this quarter, in all aspects it was a pretty good quarter. We added 49 clients which is a very nice trend if you look at the last few quarters. If you look at the large deals, we did 5 large deals with 2 of them over half a billion dollars which is a very good performance on the deal side. We are continuing to grow our large accounts. Overall I am pretty happy. If you look at just the performance metrics, how you look at the sales force, it is doing very well. We have a very good team. I am not actually very worried about anything.

Udayan Mukherjee

Ashok, are you facing any resistance on the ramp ups, is that resulting in the relatively tepid growth you witnessed ?

Ashok Vemuri

No, I think if you look at the service lines and especially financial services, let’s talk about that since I manage that, we had decent growth in a quarter coming off at 8.5% growth in the services business. We are not seeing any pressure on ramp ups, in the fact that as Bala and Shibu were mentioning, there will be some issues with regards to start of the project. You may win a deal but your start dates may get deferred due to various reasons and when you are looking at it only from a 90-day perspective, even a delay of couple of weeks actually makes the difference. We are seeing some delays in starts we are seeing some delays in decision. Even after the deal is signed, people are saying okay, I need to get one more signature and that all plays into the uncertainty and volatility in the environment that the clients are seeing. If you look at the velocity of the deals, we are actually seeing more and more bundled deals as Kakal was mentioning and more and more larger deals. Our performance in some of these larger deals in winning them and bringing into closure has dramatically improved. If you look at the 5 deals that Basab was talking about, 2 of them are in financial services and one of them is amongst the largest ones. Both the large deals in financial services is in Europe. In the US market, we are seeing traction in areas where we have significant headroom vis-à-vis our competitors like in the insurance space or in the healthcare space. In Europe it is not a very large footprint, but we are seeing traction. 49 account openings in a quarter, our sales people are doing really doing yeoman service out there.

Sonia Shenoy

BG, what about the indications from here on? What kind of large deals could we expect say from the Europe region or overall like he was indicating.

BG Srinivas

See if you look at the number of large deals in the vicinity and in the horizon, we do not expect that to be significantly different as of this year given the fact that the nature of deals is changing. In other words, what clients are looking at on aspects of cost optimization beyond IT, the BPO part is becoming an integral part of this. Some of the deals which are happening today in terms of large outsourcing, BPO is becoming integral part. 2 of the deals which we won amongst the 5 include BPO. In that context while the service line mix could change, the pipeline is not significantly changing as such. If things again continue to be relatively stable, it should not really upset the applecart in terms of the large pipeline but the nature of the deal could change. The sectors which have not been so mature in managed outsourcing are looking at those aspects to optimize cost. You will also see some of the outsourcing deals coming from sectors which were traditionally not in the outsourcing, other than financial services which has been the most mature. We were seeing that happening in manufacturing, some of the utility companies are looking at vendor consolidation outsourcing. Especially in Europe where most of them use to just subcontract individuals and now they are looking at manage outsourcing to leverage the larger benefits.

Udayan Mukherjee

Kakal, what about discretionary, are you seeing a lot of resistance there in discretionary spends?

Chandrashekar Kakal

In case of discretionary spend, in difficult times, clients go very cautious and then offer the large programs in smaller pieces. That trend is continuing and accelerating. While earlier in the discretionary spend area, consulting & system integration, package implementation, we could see large programs awarded at once to one particular vendor, now it is broken up and awarded in smaller pieces region by region, phase by phase. That is the trend that we are seeing.

Sonia Shenoy

Well, I just wanted to know what is the kind of growth that apart from Europe, you guys are expecting to see in either emerging markets or in North America? Is this kind of growth that we have seen off late sustainable in say the next couple of quarters in the fiscal?

Ashok Vemuri

Let me take first half of that. Clearly Europe is a very large piece of world economy, so anything that happens negative in Europe is going to impact the other countries as well. They are not isolated, they are large consumers as well as large generators and they have significant role to play. But if you look at our performance, in North America we are seeing traction, it is a mature market. We have significant expertise and experience there, we have done a lot of things in order to be able to sell some of these new strategies that we have embarked on which is part of Infosys 3.0 whether it is business transformation, consulting services, our product and platform story. What really does not stand out given the size that we at, is some of the business volume growth that we have seen in the rest of the world or in Asia Pacific for that matter. Australia has done very well. There are large deals in the pipeline in the Australian market. We have seen significant traction in Japan. We have set up a center in Dalian in China which caters to Japanese banks and they are beginning to adopt that model as well. We have set up operations in Singapore, we have set up operations in other parts of China as well. Our sense is that as there is a migration, if you will, of sentiment of business growth towards the East, we are in a position to capture some of the things that will come out. Today if I talked about large financial services clients that are US-based who run operations in Singapore or in Asia, I actually deal with them directly there rather than having to go to New York for example to get a deal in Singapore. I think we will see that trend. We are beginning to capture pieces of that. We are beefing up our delivery as well as our client facing group there. We think there is a combination of some of the 3.0 strategies in terms of technology and products as well as our geographical distribution, I think we will be in a better place.

Udayan Mukherjee

Also is there any deceleration in consulting, one of the analysts was alluding to it. Have you seen any kind of weakness in this quarter?

Basab Pradhan

No, actually I think we are doing quite well. If you look at consulting & system integration together because that is the way we look at the business. What we do not like to do is consulting by itself, that is not our business and that is the key thrust area for us. Post re-org we have a lot of pieces fallen in place. Good pipeline. At least from our standpoint, it looks very good.

Udayan Mukherjee

Any resistance on pricing that you are experiencing, I know there is not much visible in the current quarter but going forward on future deals.

Basab Pradhan

If you think about in connection with consulting.

Udayan Mukherjee

No, generally.

Basab Pradhan

In general also my answer would be the same which is that our direction is to take the game to a place where the value that we are adding to the client, differentiation versus other competitors, is such that the pressure on pricing is lower. We want the competitive intensity on what we are doing to be low in which case we have greater control over pricing. If it is commoditized business, it is exposed to pricing pressures. That is the direction we are going in. We have done very well in product, platform and solutions and we are keeping the thrust on the consulting & system integration as well.

Sonia Shenoy

Chandrashekar, if you had to give us or throw some caution in terms of the individual parameters of BFSI, telecom all the segments, which ones would you be the most vary of in terms of the growth from here on?

Chandrashekar Kakal

Actually we are seeing all-round growth. BFSI is the largest spender anyways and especially insurance sector has been spending and we are capturing some of that. It has got reflected in our quarter 3 growth also. BFSI is spending and we do not have any issue on capturing that demand. Our capability and our ability to service clients and come up with innovative solutions, innovative service offerings is very high in the BFSI sector. Telecom is still cause for the concern. We do not see too much of a traction or growth happening. Other than that, it is all round growth. I would say manufacturing is growing, CPG and logistics is growing, healthcare is growing, life sciences is growing. We are seeing traction in all the other sectors.

Udayan Mukherjee

Thanks very much both of you joining in. That is the Infosys top management for this quarter.